UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2009

Commission File Number: 0-3003

THOMSON

46 quai Alphonse Le Gallo
92648 Boulougne-Billancourt
France

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annual reports under cover Form 20-F or Form 40-F.

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in paper as permitted by Regulation S-T Rule 101(b)(1):

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in paper as permitted by Regulation S-T Rule 101(b)(7):

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contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated April 27, 2009

PRESS RELEASE

1Q 2009 Revenues up 3.1% at constant currency

Thomson obtains the waivers sought from senior creditors
until 16 June 2009 to continue discussions on its
balance sheet restructuring

•	1Q 2009 consolidated revenues up 3.1% at constant currency against a weak 1Q 2008

o	1Q 2009 Group’s net revenues from continuing activities amounted to €915 million, up 8.5% at current currency and up 3.1% at constant currency compared to 1Q 2008.

o	Each of the three businesses within the Group’s new perimeter showed improved revenue trends in 1Q 2009, on the back of a weak 1Q 2008.

o
The market environment remains difficult overall. Despite the improved trend in 1Q 2009 revenues, the Group remains very cautious with regard to the evolution of its activity given the current low level of market visibility.

•	Liquidity position

o	The Group’s estimated cash position at the end of 1Q 2009 amounted to €586 million. Net financial debt as of March 31, 2009 stood at €2,357 million.

o
The biggest part of the decrease in cash over the quarter is related to the one-off completion of the alignment of the supplier payment cycle to contractual terms, initiated in 4Q 2008.  This realignment process is now completed.

o
The Group’s overall profitability in 1Q 2009 showed a material improvement, in particular for its new perimeter. Operating cash flow of the Group’s new perimeter was close to breakeven in 1Q 2009, including cash restructuring charges related to this perimeter.

•	Thomson obtains the waivers sought from senior creditors until 16 June 2009 to continue discussions on its balance sheet restructuring

o	The Group has obtained from its senior creditors waivers of covenant breaches under its senior financial debt until 16 June 2009, date at which the Group will hold its Annual General Meeting.

o	These waivers constitute an important step which maintains a stable framework for the Group to continue discussions on the restructuring of its balance sheet, which started in February 2009.

o
This reflects the constructive dialogue between Thomson and its creditors towards a successful restructuring of the Group’s balance sheet in the interest of all parties. The Group also expects this outcome to have a positive impact on its day-to-day relationship with customers and suppliers.

•	CEO Frederic Rose is appointed Chairman of the Board

o
The Board of Directors has decided to combine the roles of Chairman of the Board and Chief Executive Officer. Frederic Rose thus becomes Chairman and CEO of Thomson. François de Carbonnel remains a Director and Chairman of the Audit Committee.

o	Remy Sautter, independent Director and Chairman of the Remuneration Committee, is appointed Vice-Chairman of the Board of Directors.

Paris, April 27, 2009 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE: TMS), met on Monday April 27, 2009 to review revenues for the quarter ending March 31, 2009 and the status of the ongoing balance sheet restructuring discussions.

Comment by Frederic Rose, Chairman and CEO

"While our first quarter revenue growth is encouraging under the present market conditions, the significant improvement in both profitability and operating cash flow trends is even more important.

This reflects the continued support of our customers and commitment of Thomson employees. In this context, the waiver agreement with our creditors is an important step to continue our discussions with the objective to find a balanced and sustainable solution for our balance sheet restructuring."

First quarter 2009 revenues

As of the first quarter 2009, the business is organized around three operating segments Technicolor, Thomson Connect and Technology, and the Corporate Functions and Other activities.

Revenues for the quarter are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported group revenues for 1Q 2008 amounted to €1,016 million, of which €173 million from activities now treated as discontinued, principally the Grass Valley, the Media Networks (PRN, Screenvision) and the Silicon businesses.

In € million	1Q 2009	1Q 2009 At constant currency	1Q 2008 Reported	Change (%) Reported	Change (%) At constant currency
Technicolor	410	393	407	0.5%	(3.7)%
Thomson Connect	368	355	287	28.4%	23.9%
Technology	93	81	81	14.8%	(0.1)%
Corporate & Other[1]	44	41	68	(35.0)%	(39.8)%
Revenues from continuing operations	915	870	843	8.5%	3.1%
Of which new perimeter	874	832	778	12.2%	6.9%
Of which exit perimeter[2]	41	38	65	(36.6)%	(41.3)%

Average $:€ exchange rate	1.30	1.51	1.51	-	-

1 Other activities include the retail telephony business, currently being exited.

2 Exit perimeter includes the retail telephony business now classified as Other. Even though the Group is exiting this activity, it remains accounted for as part of continuing operations because of its relatively limited contribution to revenues, in accordance with IFRS.

Key business highlights for the first quarter of 2009

•
Group net revenues from continuing operations for 1Q 2009 were up 8.5% at current currency compared with 1Q 2008, and up 3.1% at constant currency. Revenues from the Group’s new perimeter, which includes all continuing activities except the retail telephony business currently being exited, increased by 6.9% at constant currency in 1Q 2009 compared with 1Q 2008.

•
In 1Q 2009, Technicolor recorded growth in most of its activities, which largely offset the impact of lower DVD volumes. Thomson Connect activities benefited from strong demand and market share gains. The Licensing business recorded stable revenues from the MPEG-LA pool and from other core programs.

•
The Group’s overall profitability in 1Q 2009 showed a material improvement thanks to mix improvement and cost cutting actions, in particular for its new perimeter. Operating cash flow[3] of the Group’s new perimeter was close to breakeven in 1Q 2009, including cash restructuring charges related to this perimeter.

•
In 1Q 2009, the Group completed the process of aligning the supplier payment cycle to contractual terms, initiated in 4Q 2008. Excluding this one-off impact, working capital was stable in 1Q 2009 compared to its level at year-end 2008.

•
The Group’s estimated cash position at the end of 1Q 2009 amounted to €586 million, with a net financial debt totaling €2,357 million at the end of the period. The increase of €241 million since year-end 2008 was mostly related to the one-off working capital increase associated with the alignment of the supplier payment cycle to contractual terms. Since mid-February 2009, the Group’s cash position has been relatively stable.

•
The previously announced disposal process is progressing in line with the expected schedule. With regard to Grass Valley, the Group has selected second-round bidders, which have now entered into the due diligence process. The Group maintains its goal of closing its divestment program before the end of the current year.

Thomson obtains the waivers sought from senior creditors until 16 June 2009 to continue discussions on its balance sheet restructuring

•	The Group has obtained from its senior creditors waivers of covenant breaches under its senior financial debt until 16 June 2009, date at which the Group will hold its Annual General Meeting.

•
These waivers constitute an important step which maintains a stable framework for the Group to continue discussions on the restructuring of its balance sheet, which have been underway since February 2009.

•
The senior creditors, representing substantially all of Thomson’s unsubordinated financial debt (€2.9 billion) have agreed not to accelerate their debt at any time prior to June 16, 2009 based on the breaches of the two financial covenants and limitations set forth in the private placement notes and the syndicated credit facility.

•	Pursuant to these waivers, Thomson and its creditors have agreed, among others, that Thomson will defer the required pay down of its debt during the waiver period.

3 EBIT+DA minus capital expenditures and restructuring charges.

CEO Frederic Rose is appointed Chairman of the Board

•	The Board of Directors has decided to modify the management structure of Thomson, appointing Frederic Rose to the combined role of Chairman of the Board and Chief Executive Officer.

•
These functions were split in March 2008 following the departure of Frank Dangeard. François de Carbonnel was then appointed Chairman of the Board of Directors with the twofold objective of accompanying Julian Waldron, appointed interim-CEO on March 28, 2008 and leading the search for a new Chief Executive Officer for the Group. This search led to the appointment of Frederic Rose, effective since September 1, 2008.

•	The new management structure is necessary at a time when the operational conduct of the Company and the restructuring of its balance sheet require tight, rapid and efficient decision-making.

•
Remy Sautter is appointed Vice-Chairman of the Board of Directors. He will be responsible for maintaining a permanent link between the Chairman and CEO and the Directors, and will inform them of the real time status of discussions relating to the restructuring of the balance sheet. Remy Sautter has been an independent Director since 2006, and has been Chairman of the Remuneration Committee since December 2007.

•
François de Carbonnel has been an independent Director since 2007, and has been Chairman of the Audit Committee since May 2007. The Board of Directors expresses his gratitude to François de Carbonnel for his work as Chairman over the last year. François de Carbonnel will remain as a Director and Chairman of the Audit Committee.

Divisional Review

Technicolor

Revenues for the quarter are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported revenues for Technicolor in 1Q 2008 came to €451 million, of which €43 million from activities now treated as discontinued, principally the Media Networks business (PRN, Screenvision).

In € million	1Q 2009	1Q 2009 At constant currency	1Q 2008 Reported	Change (%) Reported	Change (%) At constant currency
Technicolor revenues, net	410	393	407	0.5%	(3.7)%
Average $:€ exchange rate	1.30	1.51	1.51	-	-

Despite a 21% volume decline in DVD replication, Technicolor limited its revenue decrease to 3.7% in 1Q 2009 compared to 1Q 2008 at constant currency. This revenue decrease shows an improved trend compared to the 11.5% year-on-year decline posted in 4Q 2008 at constant currency and current perimeter. The improved revenue trend observed in 1Q 2009 demonstrates the capacity to offset in great part DVD volume decrease by:

-	An improved mix in DVD replication thanks to higher Blu-ray™ volumes and less kiosk volumes;

-	The resilience of the DVD distribution business;

-	Increased activity in the Film business, which benefited from a strong release slate in 1Q 2009 and from the Content Services businesses, specifically in animation and digital post-production.

•	Content Services (digital production, post-production and content media management)

During the first quarter 2009, digital production (visual effects, animation and games) continued to benefit from a sustained level of activity for animation services, but was negatively impacted by lower activity in visual effects for film and commercials.

Post-production services revenues were stable in 1Q 2009. While 1Q 2008 revenues suffered from the impact of the Writers’ Guild strike, the activity remained relatively weak over the 1Q 2009 as economic uncertainties weighed on studios’ spending.

Content media management services showed robust growth in 1Q 2009, fuelled by higher volumes related to studios catalogs and stronger business in digital post-production services, especially for packaged media (including compression and authoring for Blu-ray™ discs).

•	Physical Media (Film and DVD Services)

KPIs	1Q 2009	1Q 2008	Change (%)
Film footage (bn feet)	0.8	0.7	9.6%
DVD volumes (million units)	246	312	(21.2)%

Film Services revenues grew significantly on a strong film release slate in 1Q 2009.  Film reel volumes were up around 10% in 1Q 2009, with volumes growth of 12% in North America.

SD-DVD replication volumes declined substantially in the 1Q 2009, especially in North America compared to Europe. However, more than half of the volume decline impact on revenues was offset by:

•	A strong improvement in mix year-on-year, with significant volumes growth in high-definition discs (Blu-ray™) and lower kiosks volumes; and

•
The resilience of the distribution business over the quarter, resulting from higher activity in returns processing operations, increased distribution of studios volumes from in-stock DVD inventory and higher volumes from game software publishers and independent studios.

•	Content Distribution Services

Content Distribution Services revenues grew in 1Q 2009, driven by the launch of several new TV channels for key customers based in the UK and the Netherlands.

Thomson Connect

Following the January 2009 decision to dispose of the Grass Valley activities, the access products activities are regrouped within a new operating segment named Thomson Connect, which includes set-top boxes, modems, gateways and Software Service Platform activities. The retail telephony activities are now included within the “Other” segment.

Revenues for the quarter are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported revenues for Thomson Grass Valley in 1Q 2008 came to €465 million, of which €178 million from the Grass Valley business now treated as discontinued and from the remaining European and Asian Telephony businesses.

In € million	1Q 2009	1Q 2009 At constant currency	1Q 2008 Reported	Change (%) Reported	Change (%) At constant currency
Thomson Connect revenues, net	368	355	287	28.4%	23.9%
Average $:€ exchange rate	1.30	1.51	1.51	-	-

KPIs	1Q 2009	1Q 2008	Change (%)
Cable (million units)	1.3	1.0	33.6%
Satellite (million units)	2.3	2.2	3.7%
Telecom (million units)	2.9	2.3	27.0%
Total (million units)	6.4	5.4	18.9%

The trends observed in 4Q 2008 continued in 1Q 2009.

In comparison with a particularly weak 1Q 2008, the strong performance in access products in 1Q 2009 was mainly attributable to:

•
Strong growth in cable set-top box volumes, driven by higher shipments to a key North American customer and sustained demand from cable operators in Europe more than offsetting lower cable modem volumes;

•	Sustained demand from telecom operators for broadband access gateways, especially in Europe and Latin America;

•	Substantial mix improvement in the Satellite business, driven by strong demand for high-end products (HD-PVR) for a key customer in North America, and by market share gains; and

•	Stable prices overall in 1Q 2009 compared with 4Q 2008.

Revenues of the Software Service Platform business in 1Q 2009 were negatively impacted by a significant decline in investments due to the current economic environment.

Technology

Revenues for the quarter are presented in accordance with IFRS, and therefore exclude activities now treated as discontinued. Previously reported revenues for Technology in 1Q 2008 came to €98 million, of which €17 million from activities now treated as discontinued, principally the Silicon Solutions and Tuners businesses.

In € million	1Q 2009	1Q 2009 At constant currency	1Q 2008 Reported	Change (%) Reported	Change (%) At constant currency
Technology revenues, net	93	81	81	14.8%	(0.1)%
o/w Licensing	92	80	79	16.2%	1.0%
Average $:€ exchange rate	1.30	1.51	1.51	-	-

Licensing revenues at constant currency slightly increased in 1Q 2009 compared to 1Q 2008, reflecting a stable year-on-year contribution from the MPEG-LA pool and from other core programs. 1Q 2009 revenues benefited from a €12 million currency impact.

Corporate and Other

The revenues from Corporate and Other amounted to €41 million in 1Q 2009 at constant currency, compared with €68 million in 1Q 2008. This change reflected the fall in residential Telephony revenues in the 1Q 2009, attributable to the closure of North American operations in 4Q 2008.

An analyst conference call hosted by Frederic Rose, CEO and Stephane Rougeot, CFO will be held on Tuesday, April 28, 2009 at 14:30 CET.

*****

Notice

Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements, including any discussion of management expectations for future periods, that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to Thomson’s business and regulatory factors, many such factors being outside of our control. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's public statements and reports (Information Réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

Contacts

External Communications, phone: +33 1 41 86 53 93

Investor Relations, phone: +33 1 41 86 55 95

Calendar

Publication of 20F and Rapport Annuel for 2008: 30 April 2009

Annual General Meeting: 16 June 2009

APPENDIX

Quarterly Consolidated Revenues

In € million	1Q 2009 Reported	4Q 2008 Reported	3Q 2008 Reported	2Q 2008 Reported	1Q 2008 Reported
Technicolor	410	556	474	407	407
Thomson Connect	368	528	361	402	287
Technology	93	107	105	100	81
Corporate & Other	44	68	65	82	68
Revenues from continuing operations	915	1,259	1,005	991	843
Of which new perimeter	874	1,195	942	911	778
Of which exit perimeter	41	64	63	80	65

Average $:€ exchange rate	1.30	1.31	1.50	1.57	1.51

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON

Date:	May 6, 2009	By:	/s/ Carole Jais
			Name:	Carole Jais
			Title:	Corporate Secretary